July 22, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	First Place Financial Corp.
Application for Withdrawal
Registration Statement on Form S-1 (SEC File No. 333-167299)

Ladies and Gentleman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), First Place Financial Corp. (the “Company”) hereby respectfully requests the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-167299), filed on June 3, 2010, together with all exhibits thereto (the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Company is requesting withdrawal of the Registration Statement because it has elected not to proceed with the public offering contemplated by the Registration Statement due to unfavorable market conditions. In accordance with Rule 477(c) under the Securities Act, the Company advises that it may undertake a subsequent private offering of securities in reliance on Rule 155(c) under the Securities Act. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement and such Registration Statement was not declared effective.

The Company requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

The Company would appreciate it if the Commission would email a copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available to me, David W. Gifford, Chief Financial Officer, at dgifford@fpfc.net.

Should you have any questions regarding this request for withdrawal, please contact me at (330) 373-1230 (ext. 2383).

Thank you for your assistance in this matter.

Sincerely,

/s/ David W. Gifford
David W. Gifford Chief Financial Officer